
05065364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM CB FILED SEPTEMBER 2, 2005

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]


SEC MAIL
RECEIVED
SEP 15 2005
WASH, D.C.
PROCESSING
199
SECTION

Tiger Petroleum Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Province of Quebec, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Pan Orient Energy Corp.

(Name of Person(s) Furnishing Form)

Common Shares

Convertible Debentures

(Title of Class of Subject Securities)

88680A (Common Shares)

(CUSIP Number of Class of Securities (if applicable))

David Cameron

Windsor Station, 9th Floor

1100, de la Gauchetiere Ouest

Montreal, Quebec

H3B 2S2

(514) 843-4855

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

August 26, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Director's Circular
Offer and Circular dated August 26, 2005*
Letter of Transmittal for common shares*
Letter of Transmittal for convertible debentures*
Notice of Guaranteed Delivery*

Item 2. Informational Legends

See cover page of the Offer and Circular dated August 26, 2005.

* Previously furnished under cover of Form CB dated September 2, 2005

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Pan Orient Energy Corp. concurrently with the original filing of the Form CB on September 2, 2005.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Form CB is true, complete and correct.

PAN ORIENT ENERGY CORP.

Dated: September 12, 2005



Name: Jason Bednar
Title: Vice President Finance and Chief Financial Officer

EXHIBITS

Exhibit "A": Director's Circular

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment advisor, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Tiger Petroleum Inc. to the attention of William J. Caughill, Interim President at (403) 538-2174



Tiger Petroleum Inc.

Directors' Circular

recommending

ACCEPTANCE

of the Offer dated August 26, 2005 by

PAN ORIENT ENERGY CORP.

(formerly Welwyn Resources Ltd.)

to purchase all of the issued and outstanding common shares and convertible debentures of

TIGER PETROLEUM INC.

THE BOARD OF DIRECTORS OF TIGER PETROLEUM INC. HAVE RESOLVED THAT THE OFFER IS FAIR FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF COMMON SHARES AND CONVERTIBLE DEBENTURES OF TIGER, IS IN THE BEST INTEREST OF TIGER AND THE TIGER SHAREHOLDERS AND DEBENTURE HOLDERS AND, SUBJECT TO REVOCATION OF THE CEASE TRADE ORDERS (AS DESCRIBED BELOW), RECOMMENDS THAT HOLDERS OF COMMON SHARES AND CONVERTIBLE DEBENTURES ACCEPT THE OFFER AND TENDER THEIR COMMON SHARES AND CONVERTIBLE DEBENTURES TO THE OFFER.

Notice to All Securityholders

TIGER IS CURRENTLY SUBJECT TO CEASE TRADE ORDERS IMPOSED BY EACH OF L'AUTORITÉ DES MARCHÉS FINANCIERS AND THE BRITISH COLUMBIA SECURITIES COMMISSION FOR FAILURE TO FILE ITS JUNE 30, 2005 INTERIM UNAUDITED FINANCIAL STATEMENTS AND CERTAIN OTHER CONTINUOUS DISCLOSURE DOCUMENTS. TIGER SECURITYHOLDERS WILL BE ALLOWED TO TENDER THEIR COMMON SHARES AND CONVERTIBLE DEBENTURES ONLY AFTER THE CEASE TRADE ORDERS HAVE BEEN REVOKED OR LIFTED AND ASSUMING THERE ARE NO OTHER REGULATORY ACTIONS OUTSTANDING AGAINST TIGER WHICH WOULD PROHIBIT TRADING IN SECURITIES ISSUED BY TIGER.

September 9, 2005

Notice to Shareholders and Debenture Holders in the United States

THE SECURITIES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian corporation and the Pan Orient Shares offered pursuant to the Offer are offered in accordance with the disclosure requirements of certain provinces of Canada. Shareholders and Debenture Holders in the United States should be aware that these requirements are different from those of the United States. The Offeror is permitted to prepare the Offer and Offering Circular in accordance with Canadian disclosure requirements. The financial statements included and incorporated by reference in the Offering Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of United States companies.

The enforcement by Shareholders and Debenture Holders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is governed by the laws of Canada, that the majority of its officers and directors reside outside the United States, that some of the experts or the Dealer Manager named in the Offering Circular reside outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States. Shareholders and Debenture Holders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Shareholders and Debenture Holders who are citizens or residents of the United States should be aware that tendering their Securities pursuant to the Offer may have tax consequences under the laws of both the United States and Canada that are not described in the Offering Circular and it is recommended that they consult their tax advisors for information with respect thereto.

No Pan Orient Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Pan Orient is satisfied that the Pan Orient Shares may be delivered in such other jurisdictions without further action by Pan Orient or on a basis otherwise determined acceptable to Pan Orient in its sole discretion.

The Offer, the Offering Circular and this Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, any Tiger Shareholder or Debenture Holder in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Tiger Shareholders or Debenture Holders in any such jurisdiction.

TABLE OF CONTENTS

NOTICE TO U.S. SHAREHOLDERS

The tender offer referred to herein is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, Shareholders and Debenture Holders should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Tiger Petroleum Inc.'s registered office is located in Montreal, Quebec and its principal office is located in Calgary, Alberta, Canada. The enforcement by Shareholders and Debenture Holders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Tiger is a corporation incorporated under the laws of the Province of Quebec and that all of its officers and directors are residents of Canada and that all of the assets of Tiger are located outside the United States.

GLOSSARY OF TERMS

In this Directors' Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Directors' Circular:

"**Acquisition Agreement**" means the acquisition agreement dated April 27, 2005, as amended, between Pan Orient and Tiger, whereby Pan Orient agreed, subject to the terms and conditions of such agreement, to make the Offer, as described in this Directors' Circular under "Acquisition Agreement";

"**Acquisition Proposal**" has the meaning ascribed thereto under the heading "Acquisition Agreement - Non-Solicitation";

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**AMF**" means the Autorité des marchés financiers, the securities regulatory authority in the Province of Quebec;

"**ASC**" means the Alberta Securities Commission;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**BCSC**" means the British Columbia Securities Commission;

"**Board**" or "**Board of Directors**" means the board of directors of Tiger;

"**Business Day**" means any day excepting a Saturday, Sunday or statutory or civic holiday in Calgary, Alberta;

"**Cease Trade Orders**" means, collectively, the cease trade orders issued with respect to Tiger by the AMF on August 30, 2005 and by the BCSC on August 31, 2005 for failure to file its June 30, 2005 interim unaudited financial statements, which cease trade orders prohibit trading in the securities of Tiger.

"**Conditional Exercise**" has the meaning ascribed thereto under the heading "Acquisition Agreement - Tiger Options";

"**Convertible Debentures**" or "**Tiger Debentures**" means the issued and outstanding debentures of Tiger in the aggregate principal amount of $1,241,341, which are convertible into Tiger Shares in accordance with the terms thereof;

"**Debenture Holders**" means the holders of Convertible Debentures and "**Debenture Holder**" means any one of them;

"**Deposited Securities**" means the Securities deposited under Letters of Transmittal which are taken up and paid for under the Offer;

"**Depository**" means Olympia Trust Company at the offices specified in the Letter of Transmittal;

"**Directors' Circular**" means this directors' circular of Tiger;

"**Expiry Date**" means September 30, 2005 or such other date or dates as may be fixed by the Offeror from time to time pursuant the terms of the Offer and defined in the Pan Orient Circular or as may be extended pursuant to the requirements of applicable securities legislation or by securities regulatory authorities;

"**Expiry Time**" means 5:00 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by the Offeror from time to time pursuant to section 5 of the Offer, "Extension and Variation of the Offer" in the Pan Orient Circular;

"**Fairness Opinion**" means the opinion of Orion Securities Inc. addressed to the Board of Directors attached hereto as Schedule "A" to the effect that as of September 8, 2005, the consideration to be received by the Tiger Shareholders and Debenture Holders is fair, from a financial point of view, to the Tiger Shareholders and Debenture Holders;

"**Letter of Transmittal**" means the applicable letter of transmittal (printed on blue paper for Tiger Shares and yellow paper for Convertible Debentures) in the form accompanying the Offer and the Pan Orient Circular;

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and the Pan Orient Circular;

"**Offer**" means the formal take-over bid by Pan Orient dated August 26, 2005, as set forth in and forming part of the Pan Orient Circular for, (i) all of the issued and outstanding Tiger Shares, including any Tiger Shares that are issued after the date of the Offer on the exercise of outstanding Tiger Options or other rights to purchase Tiger Shares, on the basis of one (1) Pan Orient Share for every 4.25 Tiger Shares; and (ii) all of the outstanding Tiger Debentures for, at the election of the holder thereof, (A) cash consideration equal to the principal amount thereof together with accrued and unpaid interest thereon, or (B) consideration equal to 870 Pan Orient Shares for each $1,000 of principal amount thereof and accrued and unpaid interest thereon, or any combination of (A) and (B);

"**Offering Circular**" or "**Pan Orient Circular**" means the Offer and the accompanying take-over bid circular of Pan Orient dated August 26, 2005;

"**Offeror**" means Pan Orient Energy Corp. (formerly Welwyn Resources Ltd.), a corporation existing under the laws of the Province of Alberta;

"**Orion**" mean Orion Securities Inc.;

"**Pan Orient**" means Pan Orient Energy Corp. (formerly Welwyn Resources Ltd.), a corporation existing under the laws of the Province of Alberta;

"**Pan Orient Shares**" means the common shares in the capital stock of Pan Orient;

"**QCA**" means the *Quebec Companies Act*, R.S.Q. c.C-38, as amended, including the regulations promulgated thereunder;

"**Securities**" means the Convertible Debentures and the Tiger Shares;

"**Shareholders**" means holders of Tiger Shares and "**Shareholder**" means any one of them;

"**Soliciting Dealer Group**" has the meaning ascribed thereto under the heading "**Soliciting Dealer Group**" in the Pan Orient Circular;

"**Stock Option Plan**" means the stock option plan of Tiger;

"**Superior Proposal**" has the meaning ascribed thereto under the heading "Acquisition Agreement - Non-Solicitation" in this Directors' Circular;

"**Tiger**", "**Corporation**" or "**Company**" means Tiger Petroleum Inc., a corporation existing under the laws of the Province of Quebec;

"**Tiger Options**" means the issued and outstanding options of Tiger to acquire Tiger Shares;

"**Tiger Securityholders**" means, collectively, the Shareholders and the Debenture Holders;

"**Tiger Shares**" or "**Common Shares**" means the common shares in the capital of Tiger;

"**TSXV**" means the TSX Venture Exchange; and

"**Wolverton**" means Wolverton Securities Ltd.

Words importing the singular include the plural and vice versa and words importing any gender include all genders. Unless otherwise indicated herein, all dollar amounts set forth in this Directors' Circular are in Canadian dollars.

THE OFFER

This Directors' Circular is issued by the Board of Directors of Tiger in connection with the Offer made by Pan Orient to purchase all of the issued and outstanding Tiger Shares, including all Tiger Shares which may be issued on the exercise or conversion of outstanding options or other rights to purchase Tiger Shares, on the basis of one Pan Orient Share for every 4.25 Tiger Shares. The Offeror is also offering, upon the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Convertible Debentures for, at the election of each holder thereof, (A) cash consideration equal to the aggregate of the principal amount thereof and accrued and unpaid interest thereon (the "**Cash Alternative**"), or (B) consideration equal to 870 Pan Orient Shares for every $1000 of aggregate principal amount thereof and accrued and unpaid interest thereon (the "**Share Alternative**"), or any combination of (A) and (B) (the "**Combination Alternative**"). Debenture Holders who do not properly elect either the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any Convertible Debentures deposited by them pursuant to the Offer will be deemed to have elected the Share Alternative with respect to such Convertible Debentures.

All Debenture Holders who tender Convertible Debentures to the Offer will, and will be deemed to have assigned to the Offeror any accrued and unpaid interest on the Convertible Debentures for the period from August 26, 2005 to the date such Convertible Debentures are taken up and paid for by the Offeror. Accordingly, Debenture Holders who tender Convertible Debentures to the Offer which are taken up and paid for by the Offeror pursuant to the Offer will not receive accrued and unpaid interest from and after August 26, 2005. See Section 3 of the Offer, "Manner of Acceptance - General" in the Pan Orient Circular.

The Offer is made only for the Tiger Shares and Convertible Debentures and is not made for any Tiger Options or other rights to purchase Tiger Shares. Any holder of such options or other rights who wishes to accept the Offer should, to the extent permitted by the terms thereof and applicable law, exercise such options or other rights in order to obtain certificates representing Tiger Shares and deposit the Tiger Shares in accordance with the Offer. Any such exercise must be effected sufficiently in advance of the Expiry Time to ensure that the holders of Tiger Options or other rights to purchase Tiger Shares will have share certificate(s) available for deposit before the Expiry Time. Pursuant to the Acquisition Agreement, Tiger and Pan Orient have agreed that all vested and unvested Tiger Options tendered to Tiger for exercise, conditional on Pan Orient taking up Tiger Shares under the Offer, shall be deemed to have been exercised concurrently with the take-up of Tiger Shares by Pan Orient. Furthermore, Pan Orient has agreed to accept as validly tendered under the Offer all Tiger Shares that are to be issued pursuant to a Conditional Exercise, provided that the holders of the Tiger Options indicate that such shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such shares. See "Acquisition Agreement - Tiger Options" in the Pan Orient Circular.

The Offeror will not issue fractional Pan Orient Shares. Any fractional number of Pan Orient Shares equal to or greater than 0.5 will be rounded up to the nearest whole number of Pan Orient Shares and less than 0.5 will be rounded down to the nearest whole number of Pan Orient Shares.

The Offer, the Offering Circular and this Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, any Tiger Shareholder or Debenture Holder in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Tiger Shareholders or Debenture Holders in any such jurisdiction.

The Offer is subject to certain conditions as set forth under Section 4 of the Offer, "Conditions of the Offer" in the Pan Orient Circular. If such conditions are met, the Offeror will (unless it shall have withdrawn or terminated the Offer) become obligated to take up and pay for the Securities validly deposited under the Offer and not withdrawn in accordance with the terms hereof. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by the Offeror without prejudice to any other right which the Offeror may have, by notice in writing delivered to the Depository at its principal office in Calgary, Alberta.

Depositing Tiger Shareholders and Debenture Holders will not be obligated to pay any brokerage fee or commission or, except as otherwise provided in the applicable Letter of Transmittal, stock transfer taxes with respect to the purchase of Securities by the Offeror pursuant to the Offer if they accept the Offer by depositing their Securities directly with the Depository or by utilizing the services of any member of the Soliciting Dealer Group. If a depositing Shareholder or Debenture Holder, as applicable, owns Convertible Debentures or Tiger Shares through a broker or other nominee and such broker or nominee deposits Tiger Shares or Convertible Debentures on the Shareholder's or Debenture Holder's, as applicable, behalf, the broker or nominee may charge a fee for performing this service. See "Depository" and "Soliciting Dealer Group" in the Pan Orient Circular.

The Offer expires at the Expiry Time unless extended at the Offeror's sole discretion or withdrawn by the Offeror in accordance with the terms of the Offer as further described in the Pan Orient Circular. For detailed information concerning conditions of the Offer and the manner of acceptance, refer to the Offer Section 4, "Conditions of the Offer" and Section 3 "Manner of Acceptance" in the Pan Orient Circular. **Reference should be made to the Pan Orient Circular for complete details of the terms and conditions of the Offer.**

As Tiger is currently subject to the Cease Trade Orders, Tiger Securityholders cannot tender their Tiger Shares or Convertible Debentures, as applicable, to the Offer until the Cease Trade Orders have been lifted or revoked. In addition, Pan Orient has indicated to Tiger that it has instructed Olympia Trust Company, the depositary under the Offer, not to accept any Tiger Shares or Convertible Debentures pursuant to the Offer until the Cease Trade Orders have been lifted. Tiger is currently working on its continuous disclosure documentation and intends to make all requisite filings and bring its continuous disclosure obligations up to date as soon as possible and seek to have the Cease Trade Orders lifted or revoked in order to allow Tiger Securityholders to tender to the Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has considered the terms of the Offer and the Acquisition Agreement (as described below), the advice of its legal and financial advisors, the Fairness Opinion provided to the Board of Directors by Orion and additional matters and has resolved, at a meeting of the Board, to make the following recommendation. Mr. Fraser abstained from voting on the resolution.

THE BOARD OF DIRECTORS HAVE RESOLVED THAT THE CONSIDERATION TO BE RECEIVED UNDER THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE TIGER SHAREHOLDERS AND DEBENTURE HOLDERS, IS IN THE BEST INTERESTS OF TIGER AND THE TIGER SHAREHOLDERS AND DEBENTURE HOLDERS AND, SUBJECT TO REVOCATION OF THE CEASE TRADE ORDERS, RECOMMENDS THAT THE TIGER SHAREHOLDERS AND DEBENTURE HOLDERS ACCEPT THE OFFER AND TENDER THEIR TIGER SHARES AND TIGER DEBENTURES TO THE OFFER.

As Tiger is currently subject to the Cease Trade Orders, Tiger Securityholders cannot tender their Tiger Shares or Convertible Debentures, as applicable, to the Offer until the Cease Trade Orders have been lifted or revoked and assuming there are no other regulatory actions outstanding against Tiger which would prohibit trading in securities issued by Tiger. Tiger is currently working on its continuous disclosure documentation and intends to make all requisite filings and bring its continuous disclosure obligations up to date as soon as possible and seek to have the Cease Trade Orders lifted or revoked in order to allow Tiger Securityholders to tender to the Offer.

Subject to the revocation of the Cease Trade Orders, holders of Tiger Shares and Convertible Debentures should consider the Offer carefully and come to their own conclusion as to their acceptance or rejection of the Offer. Tiger Shareholders and Debenture Holders who are in doubt as to how to respond should consult with their investment advisor, lawyer or other professional advisor. Tiger Shareholders and Debenture Holders are advised that acceptance of the Offer may have tax consequences and they should consult their professional advisors.

REASONS FOR MAKING THE RECOMMENDATION

The Board of Directors has carefully considered the Offer. The majority of the Board of Directors believes that the consideration to be received under the Offer is fair, from a financial point of view, to the Tiger Shareholders and Debenture Holders and is in the best interests of Tiger and the Tiger Shareholders and Debenture Holders. In making its recommendation that the Offer be accepted by Tiger Shareholders and Debenture Holders and in reaching the decision to enter into the Acquisition Agreement, the Board of Directors considered a number of factors, including the following:

(a) the review of strategic alternatives undertaken by the Board of Directors and management of the Corporation and the proposals received by the Board in the pursuit of such strategic alternatives;

(b) the financial and other terms of the Offer, including that the Offer:

    (i) provides holders of Tiger Shares with liquidity in the form of securities of a publicly listed company with sufficient financial and other resources to pursue Tiger's exploration and production program and to develop and exploit Tiger's existing assets; and

    (ii) provides Tiger Debenture Holders with an option to receive either the securities referred to in (i) above, cash consideration or a combination thereof thereby creating immediate liquidity for all of their Convertible Debentures;

(c) the advice received by the Board of Directors from its financial advisor, Orion, in respect of the financial terms of the Offer including the receipt by the Board of Directors of the Fairness Opinion provided by Orion and attached hereto as Schedule "A";

(d) the view of the majority of the Board after extensive analysis and consideration, that the process undertaken by Tiger had explored a full spectrum of available and practical strategic alternatives and that the Pan Orient proposal provided the best alternative, of all the proposals received, to maximize value for Tiger Shareholders and Debenture Holders;

(e) the recent trading history of the Tiger Shares, including the fact that the Tiger Shares have been suspended from trading since May 11, 2005. The Offer represents approximately a 53% premium over the $0.20 closing price of the Tiger Shares on the TSXV on April 27, 2005, the last trading day prior to the date of announcement of the Offeror's intention to make the Offer and a premium of 60% over the $0.1857 weighted average trading price of the Tiger Shares on the TSXV for the 20 trading days immediately preceding April 28, 2005, the date of announcement of the Offer. On April 27, 2005, the last trading day prior to the public announcement of the Offeror's intention to make the Offer, the closing price of the Pan Orient Shares on the TSXV was $1.30. On August 25, 2005, the closing price of the Pan Orient Shares on the TSXV was $1.71, representing a premium of 68% over the $0.24 closing price of the Tiger Shares on May 10, 2005, being the last day on which the Tiger Shares traded on the TSXV prior to being suspended from trading. On September 6, 2005, the closing price of the Pan Orient Shares on the TSXV was $1.81, representing a premium of 77% over the $0.24 closing price of the Tiger shares on May 10, 2005. The Convertible Debentures are not listed for trading on any stock exchange;

(f) the knowledge and views of the majority of the Board of Directors as to the business, operations, properties, earnings and growth prospects of Tiger and the risks involved in achieving those prospects;

(g) the knowledge of the Board of Directors of the assets, financial condition, results of operations and business of Tiger both on a historical and prospective basis;

(h) the current industry, economic and market conditions; and

(i) the terms of the Acquisition Agreement, which permit the Board of Directors to respond, in accordance with its fiduciary duties and subject to compliance with the terms of the Acquisition Agreement, to any other bona fide Acquisition Proposal that the Board of Directors considers to be a Superior Proposal, as determined in good faith after considering the appropriate advice of Tiger's legal and financial advisors.

Notwithstanding the recommendation of the Board of Directors that, subject to the revocation of the Cease Trade Orders, Tiger Shareholders and Debenture Holders accept the Offer, Tiger Shareholders and Debenture Holders should make their own decision whether to tender their Tiger Shares or Tiger Debentures, as applicable, to the Offer and, if appropriate, should consult their own financial and/or legal advisors in making that decision.

Tiger Shareholders and Debenture Holders wishing to accept the Offer should complete the required documents carefully and should refer to the Pan Orient Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Tiger Shareholders and Debenture Holders will not be able to tender their Securities to the Offer until the applicable Cease Trade Orders are lifted or revoked and assuming there are no other regulatory actions outstanding against Tiger which would prohibit trading in securities issued by Tiger.

FAIRNESS OPINION

The Board of Directors engaged Orion Securities Inc. as an independent financial advisor for the purpose of assisting the Board of Directors in discharging their duties and in considering a possible merger, purchase or other business combination involving Tiger and Pan Orient and to review that transaction in the context of the current marketplace and against other strategic alternatives available to Tiger.

Orion has provided the Board of Directors with a written opinion dated September 8, 2005 (the "**Fairness Opinion**") stating that the consideration to be received by the Shareholders and Debenture Holders of Tiger pursuant to the Offer is fair, from a financial point of view, to the Tiger Shareholders and Debenture Holders. Orion was not engaged to perform a valuation of Pan Orient, Tiger, the Pan Orient Shares or the Tiger Securities or any of the assets or liabilities of any of the parties to the Offer, but did undertake an analysis of certain factors that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in the Fairness Opinion. A copy of the Fairness Opinion is attached hereto as Schedule "A" and forms a part of this Directors' Circular. Shareholders and Debenture Holders should carefully review and consider the Fairness Opinion in its entirety.

Prior to retaining Orion, the Board of Directors considered Orion's qualifications and was satisfied that Orion was qualified to provide the services requested.

BACKGROUND TO THE OFFER

Following considerable discussions and negotiations with representatives of certain shareholders of the Corporation, the existing board of directors of Tiger including the President and Chief Executive Officer resigned on June 4, 2004. A new Board of Directors was constituted and a new management team was appointed with a mandate from the shareholders to develop the oil and gas interests of the Corporation either through a commercial transaction, recruiting qualified personnel or by other means available to the Board from time to time. Following approval at the Corporation's Shareholders meeting held on August 30, 2004, in December 2004, the Tiger Shares were consolidated on a 3:1 basis in anticipation of undertaking a private placement to investors to fund the Corporation's exploration and development activities. The Corporation also changed its name effective December 31, 2004 from Pacific Tiger Energy Inc. to Tiger Petroleum Inc.

Between mid 2004 and February, 2005 litigation relating to a wrongful dismissal and disputes with a joint venture partner, Carnarvon Petroleum Limited, resulted in significant liabilities for the Corporation. During this period the trading price of the Tiger Shares eroded. Subsequently, the litigation was temporarily suspended but not dismissed. By the time the litigation was suspended, the Corporation's treasury had been significantly depleted.

In February, 2005, in furtherance of the mandate from shareholders of Tiger, Tiger initiated a process to maximize securityholder value by evaluating all potential opportunities and strategic alternatives. At a meeting of the Board on February 2, 2005, the Board decided (with Mr. Fraser dissenting) to engage Wolverton to act as financial advisor and to solicit third parties for expressions of interest to enter into a commercial transaction with Tiger which would improve shareholder value. The process was undertaken to consider all alternatives available to the Corporation including the sale, merger or take-over of the Corporation, as well as a restructuring, recapitalization, reorganization or any other alternatives or transactions considered to be in the best interest of Tiger Securityholders. The process was publicly announced on February 3, 2005.

Also on February 2, 2005, a director resigned and there was an additional change in senior management and a new interim president was appointed. In addition, the Board of Directors resolved on February 2, 2005 to undertake a private placement of 2,400,000 Tiger Shares for aggregate gross proceeds of $480,000 to replenish the Corporation's depleted treasury and to fund ongoing working capital requirements. The private placement was publicly announced on February 7, 2005 and closed on March 9, 2005. Pan Orient Energy Ltd. (a predecessor to the Offeror) subscribed for 1,400,000 common shares under the private placement, which represented approximately 9.4% of the Tiger Shares issued and outstanding on March 31, 2005 and represents approximately 9.4% of the Tiger Shares issued and outstanding as of the date of this Circular.

Following the announcement of the value maximizing process on February 3, 2005, Wolverton opened a data room and invited parties believed to have a potential interest in completing a transaction with Tiger to maximize value for Tiger Securityholders. A number of parties indicated interest and Tiger entered into confidentiality agreements with 10 companies, including Pan Orient Energy Ltd. (a predecessor to the Offeror), which the Board of Directors and Wolverton considered capable of completing a transaction. Pursuant to the confidentiality agreements, the interested parties were granted access to the confidential data room which contained information pertaining to the business and assets of Tiger. The Board of Directors maintained regular discussions with Wolverton as to the status of the process and the actions that were taken by Wolverton as its financial advisor.

The interested parties were invited to submit proposals to Tiger by March 31, 2005. A total of 9 proposals were received. On April 14, 2005, the Board met with Wolverton to consider all of the proposals received. During this meeting, the Board reviewed in detail the terms of each proposal and received advice from Wolverton as to the merits thereof, including the Pan Orient Energy Ltd. proposal. At this meeting Wolverton indicated that it had a conflict involving Pan Orient and could not negotiate on behalf of Tiger if Pan Orient Energy Ltd. was the ultimate bidder. Following such review, additional information was sought from 3 parties, including Pan Orient Energy Ltd., which information included, but was not limited to, the current cash balance of each party, capital to be invested in Tiger over the following 12 months, proposed share exchange ratio, proposed treatment of the Tiger Debentures, timing and other relevant matters.

Effective April 8, 2005, Pan Orient Energy Ltd. completed a reverse take-over of Welwyn Resources Ltd. ("**Welwyn**") whereby the shareholders of Pan Orient Energy Ltd. acquired control of Welwyn. Welwyn changed its name to Pan Orient Energy Corp on June 30, 2005.

On April 20, 2005, the Board of Directors met with Wolverton to review the final 3 proposals. Wolverton presented a review of each of the final 3 proposals received during the process including the proposal from Pan Orient/Welwyn and discussed with the Board the value, merits, status and timing of those proposals. At that meeting, the view of the majority of Board of Directors, after analysis and consideration, was that the Pan Orient proposal provided the best alternative to maximize value for Tiger Shareholders and Debenture Holders. The Board of Directors then discussed the opportunity presented by the Pan Orient proposal, following which it resolved to proceed with the finalization of the Acquisition Agreement. Mr. Fraser abstained from voting on the resolution.

Tiger and Pan Orient negotiated the terms and conditions of the Acquisition Agreement on April 25 and 26, 2005 and, following a further meeting of the Board of Directors on April 27, 2005 to consider and approve the substantially final form of Acquisition Agreement, finalized and entered into the Acquisition Agreement in the afternoon of April 27, 2005 and decided, subject to certain conditions, including that the conditions of the Offer are satisfactory to Tiger, acting reasonably, and that the Board of Directors has received a written Fairness Opinion from Tiger's financial advisor with respect to the proposed consideration to be received by Tiger Shareholders and Debenture Holders to recommend that the Tiger Shareholders and Debenture Holders accept the Offer. At this meeting the Directors also decided to engage Orion to provide the Fairness Opinion. Mr. Fraser abstained from voting on these resolutions at the April 27, 2005 meeting. On April 28, 2005 Tiger and Pan Orient publicly announced the entering into of the Acquisition Agreement, as amended, and the agreement of Pan Orient to make the Offer. The Acquisition Agreement was amended by three subsequent letter agreements which extended the dates for mailing the Offer to August 31, 2005.

On May 11, 2005, May 12, 2005 and July 29, 2005, the AMF, BCSC and ASC, respectively, imposed cease trade orders on the trading of Tiger's securities for failure to file its annual audited financial statements for the year ended December 31, 2004 and in the case of the ASC its interim unaudited financial statements for the period ended March 31, 2005 (the "Old Cease Trade Orders"). The AMF had also previously advised Tiger that its statement of reserves contained in its annual information form dated May 28, 2004 was not in compliance with the disclosure requirements of National Instrument 51-101 entitled "Standards of Disclosure for Oil and Gas Activities". As any change to the statement of reserves could have an impact on Tiger's financial statements, the auditors had been unable to complete the report for the last financial year. A shortage of working capital as well as the changes in senior management of Tiger had initially impeded its efforts in retaining the services of qualified consultants in order to review and, if required, amend the statement of reserves. Tiger ultimately retained Gaffney, Kline & Associates to prepare a revised statement of reserves and Tiger continued to work towards bringing its continuous disclosure up to date.

On May 11, 2005, the TSXV halted and suspended trading in the Tiger Shares as a result of the cease trade order issued by the AMF on May 11, 2005. The TSXV also announced that upon revocation of this cease trade order the Corporation's shares would remain suspended until the Corporation met TSXV requirements. In a Bulletin issued on May 27, 2005, the TSXV announced that, as the Corporation had not maintained the requirements for a Tier 1 company, effective May 30, 2005 the Corporation's Tier classification would change from Tier 1 to Tier 2 and trading in Tiger Shares would remain suspended. As at the date of this Circular the Tiger Shares remain suspended from trading on the TSXV.

On May 13, 2005, Tiger received a copy of a Statement of Claim filed by Strategic Exploration (Asia) Limited ("**SEAL**"). SEAL is a subsidiary of Carnarvon Petroleum Limited and the non-operating joint venture partner of the Tiger subsidiary, Pacific Tiger Energy (Thailand) Ltd. ("**PTET**"), in the Wichian Buri concession oilfield in Thailand. In the Statement of Claim, SEAL claims, inter alia, a transfer of all PTET's interests in the concession. The claim is based on allegations that during the normal course of business in 2004, SEAL overfunded the joint venture expenses in an amount of US $68,877.03 and that PTET accordingly underfunded these expenses. The claim alleged arose in November 2004 when SEAL purported to exercise an election pursuant to the Joint Operating Agreement between the parties, that PTET withdraw from the joint venture. Tiger is vigorously contesting this claim and believes it is without merit.

The Acquisition Agreement contemplated Pan Orient providing working capital funding to Tiger by paying for a fully secured debenture in the amount of $200,000, subject to receipt of all required regulatory and third party approvals. As not all required approvals could be obtained for a fully secured debenture, Pan Orient subsequently agreed to advance working capital funding to Tiger in any event on a basis which provided Pan Orient with limited security which was approved by the Board of Directors at a meeting held on May 31, 2005. This agreement was reflected in a letter agreement between the parties (the "**Loan Agreement**") dated June 10, 2005. Any amounts advanced under the Loan Agreement are deemed to be a loan by Pan Orient to Tiger, which loan is payable on demand and bears interest at the rate of 10% per annum. In addition, all amounts deemed to be a loan under the Loan Agreement are secured by a first floating charge over all of Tiger's property and assets, excluding Tiger's property and assets in the Kingdom of Thailand. The assets of Tiger in Thailand excluded from the security represent the majority of Tiger's asset value. As at the date of this Circular, $182,831 has been advanced by Pan Orient to Tiger under the Loan Agreement.

On June 27, 2005 Tiger received revised statements of reserves. Tiger's auditors, Hudson & Company, subsequently issued its audit report dated July 19, 2005 for the December 31, 2004 annual financial statements. On August 12, 2005, the Corporation completed its interim unaudited financial statements for the period ended March 31, 2005. The Board met on August 2, 2005 to approve the annual audited financial statements, and on August 12, 2005, to approve the March 31, 2005 interim unaudited financial statements, following which both sets of financial statements were filed with the securities regulatory authorities. Following the filing of the annual audited and interim unaudited financial statements the Old Cease Trade Order issued by the ASC expired August 12, 2005 and the Old Cease Trade Orders issued by the BCSC and AMF were removed on August 12, 2005 and August 16, 2005, respectively.

Pan Orient published a notice of the Offer and filed the Offering Circular on August 26, 2005 and subsequently made a public announcement of the Offer and mailed the Offering Circular.

Due to a number of circumstances Tiger was not able to file its interim unaudited financial statements for its second financial quarter ending June 30, 2005 by the required date of August 29, 2005. Consequently the Cease Trade Orders were issued by the AMF on August 30, 2005 and BCSC on August 31, 2005, as a result of Tiger's failure to file its interim unaudited financial statements for the second quarter ending June 30, 2005 within the required time limit. As a result of the Cease Trade Orders issued by the AMF and BCSC, trading of Securities of Tiger is prohibited and holders of Tiger Shares and Convertible Debentures are not permitted to deposit such securities under the Offer until such time as the Cease Trade Orders are lifted or revoked.

On September 8, 2005, the Board met formally to consider the Offer, the conditions of the Offer and the consideration thereunder. After review of the Fairness Opinion and receiving advice from Orion that the consideration to be received by Tiger Shareholders and Debenture Holders pursuant to the Offer was fair, from a financial point of view, to the Tiger Securityholders, and following careful discussion regarding the terms and conditions of the Offer, the Board resolved subject to the lifting or revocation of the Cease Trade Orders to recommend acceptance of the Offer, and approved by resolution the contents of this Directors' Circular and the delivery thereof to Tiger Securityholders. Mr. Fraser abstained from voting on these resolutions.

The Board of Directors received the written Fairness Opinion of Orion that the consideration to be received under the Offer is fair, from a financial point of view, to the Tiger Shareholders and Debenture Holders, which Fairness Opinion is attached hereto as Schedule "A", on September 9, 2005.

The Corporation is currently working to complete its June 30, 2005 interim unaudited financial statements and intends to make all requisite filings and bring its continuous disclosure obligations up to date as soon as possible and seek to have the Cease Trade Orders lifted or revoked in order to allow Tiger Securityholders to tender to the Offer.

ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Acquisition Agreement and is qualified in its entirety by the provisions of the Acquisition Agreement.

The Offer

Effective April 27, 2005, Pan Orient and Tiger entered into the Acquisition Agreement, as amended, pursuant to which Pan Orient agreed to make the Offer.

Approval by the Board of Directors of Tiger

Pursuant to the Acquisition Agreement the Board agreed, subject to certain conditions including the conditions of the Offer being satisfactory to Tiger, acting reasonably, and the delivery by Orion of a written fairness opinion to the Board with respect to the proposed consideration to be received by the Shareholders and Debenture Holders, to recommend that the Shareholders and Debenture Holders accept the Offer.

Non-Solicitation

Pursuant to the Acquisition Agreement, Tiger has agreed that until the earlier of (i) the termination or expiry of the Offer, or (ii) the date on which the Acquisition Agreement terminates pursuant to its terms, Tiger will not through any director, officer, employee, representative or agent of Tiger:

(a) solicit, initiate or encourage (by way of furnishing information or entering into any form of agreement, arrangement, undertaking or otherwise), directly or indirectly, or cause or facilitate anyone else to solicit, initiate or encourage, any inquiry, expression of interest, proposal or offer (confidential or otherwise) to acquire any of its assets or securities, whether directly or indirectly, by way of merger, amalgamation, arrangement, take-over bid, sale of substantial assets or issue of treasury securities or otherwise (any of the foregoing inquires or proposals, other than from Pan Orient or its representatives, being referred to as an "**Acquisition Proposal**");

(b) provide any information concerning its securities, assets or business to, or continue or participate in any discussions or negotiations with, anyone for or in furtherance of anything mentioned in item (a) above or otherwise co-operate with or assist or participate in any act by any third party or group in connection therewith;

(c) pursue any other material corporate acquisition, merger or sale or purchase of assets or make any other material change to the business or affairs of Tiger; or

(d) propose or effect any changes to Tiger's capital structure.

Notwithstanding the above, the Acquisition Agreement provides that Tiger's Board of Directors may consider, negotiate, approve and respond to an unsolicited *bona fide* Acquisition Proposal regarding Tiger which the Board of Directors determines in good faith, and after considering appropriate legal and financial advice, is a superior offer (a "**Superior Proposal**") to the Offer which it is required to respond to in order to properly carry out its fiduciary duties as required by law.

Right to Match

Pursuant to the Acquisition Agreement, Tiger has agreed that it will not enter into any agreement (other than a confidentiality agreement entered into with a person who has made a Superior Proposal) regarding any matter referred to above under "Non-Solicitation" with any third party without providing Pan Orient with an opportunity of not less than 48 hours to amend the Acquisition Agreement to provide at least as favourable or more favourable terms to those included in any Superior Proposal. The Board of Directors will review any offer by Pan Orient to amend the terms of the Acquisition Agreement in good faith in order to determine in its discretion and exercising its fiduciary duties whether Pan Orient's offer, as amended, would upon acceptance by Tiger result in the Acquisition Proposal not being a Superior Proposal. If the Board of Directors makes such a determination it will enter into an amended Acquisition Agreement with Pan Orient reflecting the amended proposal. If Pan Orient agrees to so amend the Acquisition Agreement, Tiger shall not enter into a third party agreement related to such Acquisition Proposal.

Break/Non-Completion Fees

Provided that there is no breach or non-performance by Pan Orient of a material provision of the Acquisition Agreement, if at any time after April 27, 2005:

(a) the Offer shall have expired and not been consummated by reason of less than 66 2/3% of the Tiger Shares (on a fully-diluted basis) and Convertible Debentures being tendered to the Offer as a result of a Superior Proposal having been publicly announced and not withdrawn prior to the expiry of the Offer, which Superior Proposal is ultimately completed; or

(b) subject to certain conditions set forth in the Acquisition Agreement, including that the conditions of the Offer are satisfactory to Tiger acting reasonably and that the Board of Directors has received a written fairness opinion from Orion with respect to the proposed consideration to be received by Shareholders and Debenture Holders, the Board of Directors of Tiger has failed to recommend the Offer or has withdrawn, modified or changed its recommendation regarding the Offer prior to the expiry time of the Offer; or

(c) there has been a misrepresentation, breach or non-performance by Tiger of any of its representations, warranties, obligations or covenants contained in the Acquisition Agreement which would have or would be reasonably likely to have a material adverse effect on Pan Orient or the Offer, provided, other than a breach in respect of the non-solicitation or break fee provisions of the Acquisition Agreement, Tiger has been given written notice of and five Business Days to cure any such misrepresentation, breach or non-performance; or

(d) Tiger enters into any agreement in connection with an Acquisition Proposal prior to the expiry time of the Offer (other than a confidentiality agreement substantially similar to the Confidentiality Agreement entered into with a person who has made a Superior Proposal),

then Tiger will pay $300,000 to Pan Orient on the third Business Day after demand for such payment by Pan Orient.

Tiger Options

Subject to the receipt of any necessary regulatory approvals, holders of vested and unvested Tiger Options shall be entitled to exercise all of their Tiger Options and tender all Tiger Shares issued in connection therewith under the Offer. Prior to the expiry or termination of the Offer, the Board of Directors shall not grant any additional options or other rights to purchase Tiger Shares, except with the express prior written approval of Pan Orient. All vested and unvested Tiger Options tendered to Tiger for exercise, conditional on Pan Orient taking up Tiger Shares under the Offer ("**Conditional Exercise**"), shall be deemed to have been exercised concurrently with the take-up of Tiger Shares by Pan Orient. Furthermore, Pan Orient shall accept as validly tendered under the Offer all Tiger Shares that are to be issued pursuant to a Conditional Exercise, provided that the holders of the Tiger Options indicate that such shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such shares.

Working Capital Funding

The Acquisition Agreement contemplated Pan Orient providing working capital funding to Tiger by paying for a fully secured debenture in the amount of $200,000, subject to receipt of all required regulatory and third party approvals. As not all required approvals could be obtained for a fully secured debenture, Pan Orient subsequently agreed to advance working capital funding to Tiger in any event on a basis which provides Pan Orient with limited security. At the date of this Circular $182,831 has been advanced by Pan Orient to Tiger. See "Background to the Offer".

Termination

The Acquisition Agreement may be terminated by written notice promptly given to the other party hereto, at any time prior to the time Pan Orient first takes up and pays for the Tiger Shares and Convertible Debentures:

(a) by Tiger, if Tiger's conditions precedent have not been satisfied or waived by Tiger by August 31, 2005; or

(b) by Pan Orient, if Pan Orient's conditions precedent have not been satisfied or waived by Pan Orient by August 31, 2005 (or such earlier date provided in the Acquisition Agreement); or

(c) by either Pan Orient or Tiger, if Pan Orient has not taken up and paid for the Tiger Shares and Convertible Debentures deposited under the Offer on or before that date which is 60 days following the day of mailing of the Offer; or

(d) by Pan Orient or Tiger, if the Offer terminates or expires at the expiry time of the Offer without Pan Orient taking up and paying for any of the Tiger Shares and Convertible Debentures as a result of the failure of any condition set forth in the Offer which has not been waived; or

(e) by Tiger or Pan Orient, if the break fee has been paid by Tiger to Pan Orient in accordance with the terms thereof; or

(f) by either Pan Orient or Tiger, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty or covenant contained in the Acquisition Agreement which would have or would be reasonably likely to have a material adverse effect on the party (taken as a whole) seeking to terminate, provided, other than a breach in respect of the non-solicitation or the break fee, the breaching party has been given notice of and five business days to cure any such misrepresentations, breach or warranty; or

(g) by mutual written consent of Pan Orient and Tiger.

THE DIRECTORS

The Board of Directors of Tiger consists of William J. Caughill, Lamont Gordon and Brian Fraser. All members of the Board of Directors are resident in Canada.

INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Tiger, each of the directors and senior officers of Tiger and their respective associates, other than Mr. Fraser, have indicated an intention to accept the Offer with respect to their Tiger Shares and Convertible Debentures. Each of the directors and senior officers, other than Mr. Fraser also indicated his intention to Conditionally Exercise the Tiger Options held by such Director in the manner permitted by the Offer for the purpose of accepting the Offer and tendering the Tiger Shares issuable pursuant to such Conditional Exercise to the Offer. Mr. Fraser has not indicated his intention with respect to the Offer. See "Ownership of Tiger Securities by Directors and Senior Officers".

OWNERSHIP OF TIGER SHARES AND TIGER DEBENTURES BY PRINCIPAL SHAREHOLDERS

As at the date of this Directors' Circular, the issued share capital of Tiger consisted of 14,952,953 Tiger Shares. In addition, Tiger Options to acquire 1,300,000 Tiger Shares were outstanding. In addition, $1,241,341 aggregate principal amount of Convertible Debentures were outstanding, the principal amount of which is convertible at any time on or before March 30, 2006. The terms of the Convertible Debentures provide that they are convertible by the holder on the basis of 27 Common Shares of Tiger for every $10.50 principal amount thereof, which following adjustment for the 3:1 consolidation which occurred on December 31, 2004, would be adjusted to 9 Common Shares per $10.50 of principal amount which is equivalent to a conversion price equal to approximately $1.17 per Tiger Share. To the knowledge of the directors and senior officers of Tiger, after reasonable inquiry, no person or company beneficially owns, or exercises control or direction over, more than 10% of the outstanding Tiger Shares or Convertible Debentures, other than Mr. Gordon who beneficially owns or exercises control or direction over an aggregate of $200,000 principal amount of Convertible Debentures representing approximately 16.1% of the outstanding Convertible Debentures. See "Ownership of Tiger Securities by Directors and Senior Officers".

OWNERSHIP OF TIGER SECURITIES BY DIRECTORS AND SENIOR OFFICERS

The names of the directors and senior officers of Tiger and the respective numbers of securities of Tiger owned or over which control or direction is exercised, as at the date hereof, by each director and senior officer of Tiger and, to their knowledge, after reasonable inquiry, their respective associates, are as follows:

Name	Position	Number of Tiger Shares[1]	Percentage of Tiger Shares	Tiger Shares Subject to Tiger Options	Percentage of Tiger Options	Principal Amount of Tiger Debentures ($)	Percentage of Tiger Debentures
William J. Caughill	Interim President and a Director	10,000	*	500,000	38.46%	-	-
Lamont Gordon	Director	-	-	350,000	26.92%	$200,000	16.1%
Brian Fraser	Director	48,333	*	350,000	26.92%	-	-

* Means less than 1%

Notes:

(1) Adjusted for the Consolidation of the outstanding share capital of the Corporation on a 3 for 1 basis effective December 31, 2004.

TRADING IN SECURITIES OF TIGER BY DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of Tiger or, to the knowledge of the directors and senior officers of Tiger, after reasonable enquiry, any of their respective associates, any person or company holding more than 10% of the outstanding Tiger Shares or Convertible Debentures or any person or company acting jointly or in concert with Tiger has traded in any securities of Tiger during the six month period preceding the date of this Directors' Circular.

ISSUANCES OF SECURITIES OF TIGER TO DIRECTORS AND SENIOR OFFICERS

No Tiger Shares, Convertible Debentures or securities convertible into or exercisable for Tiger Shares, have been issued by Tiger to the directors and senior officers of Tiger during the two-year period preceding the date of this Directors' Circular, except for the following:

Name	Date of Issue	Options Granted	Number of Tiger Shares Issued	Number of Convertible Debentures	Reason for Issue	Prior or Exercise Price per Security[1]
William J. Caughill	March 31, 2005	500,000	-	-	Option Grant	$0.18
Lamont Gordon	March 31, 2005	350,000	-	-	Option Grant	$0.18
Brian Fraser	March 31, 2005	350,000	-	-	Option Grant	$0.18

Notes:

(1) In the case of options granted, represents option exercise price.

OWNERSHIP OF SECURITIES OF THE OFFEROR

None of Tiger or any of its directors or senior officers or, to the knowledge of the directors and senior officers of Tiger, after reasonable inquiry, any of their respective associates, any person or company holding more than 10% of the outstanding Tiger Shares, or any person or company acting jointly or in concert with Tiger, owns, or exercises control or direction over, any securities of any class of Pan Orient.

RELATIONSHIPS BETWEEN THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF TIGER

There are no contracts, arrangements or agreements that have been made or are proposed to be made between Pan Orient and any of the directors or senior officers of Tiger and no payment or other benefit is proposed to be made or given by Pan Orient to any directors or senior officers of Tiger by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

None of the directors or senior officers of Tiger is a director or senior officer of Pan Orient or any subsidiary or affiliate of such entities, including Pan Orient Energy Ltd., a wholly owned subsidiary of Pan Orient.

ARRANGEMENTS BETWEEN TIGER AND DIRECTORS, SENIOR OFFICERS AND EMPLOYEES OF TIGER

There are no arrangements or agreements made or proposed to be made with Tiger and any of the directors, senior officers or employees of Tiger pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

INTERESTS OF DIRECTORS AND SENIOR OFFICERS IN MATERIAL CONTRACTS WITH THE OFFEROR

Other than as described above, none of the directors or senior officers of Tiger or any of their respective associates or, to the knowledge of the directors and senior officers of Tiger, after reasonable inquiry, any person or company holding more than 10% of the outstanding Tiger Shares or Convertible Debentures, has any interest in any material contract to which Pan Orient is a party.

MATERIAL CHANGES IN THE AFFAIRS OF TIGER

For detailed information concerning Tiger and its business and financial affairs, reference is made to Tiger's Annual Report for the year ended December 31, 2003 and 2004, the Management Information Circular of Tiger dated July 30, 2004 in respect of the Annual and Special Meeting of Shareholders held on August 30, 2004, the annual audited financial statements for the period ended December 31, 2004, the interim unaudited financial statements for the period ended March 31, 2005 and the press releases and other public disclosure documents on the public file with the securities commissions or similar regulatory authorities in Canada (the "**Public Documents**").

Except as disclosed in the Public Documents or as otherwise disclosed in this Directors' Circular, the directors and officers of Tiger are not aware of any material events that have occurred in the affairs or prospects of Tiger since March 31, 2005, the date of the last published financial statements of Tiger. See "Background to the Offer".

The Corporation is currently working to complete its June 30, 2005 interim unaudited financial statements and intends to make all requisite filings and bring its continuous disclosure obligations up to date as soon as possible and seek to have the Cease Trade Orders lifted or revoked in order to allow Tiger Securityholders to tender to the Offer.

ENGAGEMENT OF FINANCIAL ADVISOR

Wolverton was engaged as financial advisor to the Board of Directors of Tiger for the purposes of evaluating Tiger's assets, identifying and contacting potential acquirors, managing the potential purchase process, assisting Tiger in negotiating transaction terms with potential purchasers, providing advice with respect to financial matters. In consideration of the services provided by Wolverton, Tiger has agreed to pay Wolverton $25,000. Orion was engaged as financial advisor to the Board of Directors of Tiger for the purpose of providing a Fairness Opinion in respect of the Offer. Tiger has agreed to pay Orion $75,000. Tiger has also agreed to indemnify Orion against certain liabilities and to reimburse Orion for reasonable expenses.

OTHER INFORMATION AND MATTERS

The registered office of Tiger is located at Windsor Station, 9th Floor, 1100 de la Gauchetiere W., Montreal, Quebec H3B 2S2, and its principal office is located at 1800, 250 - 6th Avenue S.W., Calgary, Alberta, T2P 3H7.

There is no information or matters not disclosed in this Directors' Circular, but known to the Board of Directors, which would reasonably be expected to affect the decision of Tiger Shareholders or Debenture Holders to accept or reject the Offer.

OTHER TRANSACTIONS

The Board is not aware of any negotiations currently being undertaken by Tiger or that are underway in response to the Offer that relate to or would result in (a) an extraordinary transaction such as a merger or reorganization involving Tiger; (b) the purchase, sale or transfer of a material amount of assets of Tiger; (c) an issuer bid for or other acquisition of securities by or of Tiger; or (d) any material change in the present capitalization or dividend policy of Tiger.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides security holders of Tiger with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Tiger Shareholders or Debenture Holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the sending, communication or delivery thereof has been authorized, by the Board of Directors.

CONSENT OF ORION SECURITIES INC.

To: The Board of Directors of Tiger Petroleum Inc.

We refer to the offer of Pan Orient Energy Corp. to acquire all of the common shares and convertible debentures of Tiger Petroleum Inc. dated August 26, 2005 (the "Offer").

We hereby consent to the inclusion of our opinion dated September 8, 2005 in the Directors' Circular of Tiger Petroleum Inc. dated September 9, 2005 in response to the Offer and to the reference to such opinion under the headings "Recommendation of the Board of Directors", "Fairness Opinion", "Background to the Offer", "The Acquisition Agreement" and "Engagement of Financial Advisor" in such Directors' Circular.

Calgary, Alberta
September 9, 2005

(signed) "*Orion Securities Inc.*"

CERTIFICATE

Dated: September 9, 2005

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

On Behalf of the Board of Directors

(Signed) "*William J. Caughill*"
William J. Caughill
Director

(Signed) "*Lamont Gordon*"
Lamont Gordon
Director

SCHEDULE "A"

FAIRNESS OPINION OF ORION SECURITIES INC.

orion
SECURITIES INC.
1210, 335 – 8th Avenue SW
Calgary, Alberta T2P 1C9

September 8th, 2005

The Board of Directors of:
Tiger Petroleum Inc.
Suite 1800 250 6th Avenue S.W.
Calgary, Alberta
T2P 3H7

Dear Sirs:

Orion Securities Inc. ("Orion") understands that Pan Orient Energy Corp. ("Pan Orient", formerly named Welwyn Resources Ltd.) has entered into an agreement dated April 27, 2005 (the "Acquisition Agreement") with Tiger Petroleum Inc. ("Tiger") whereby Pan Orient will, subject to certain conditions, make an offer (the "Offer") to purchase all of the outstanding common shares of Tiger (the "Tiger Shares") (including any Tiger Shares that are issued after the date of the Offer and prior to expiry of the offer on the exercise of Tiger options or other rights, if any, to acquire Tiger Shares) on the basis of 1 share of Pan Orient (the "Pan Orient Shares") for ever 4.25 Tiger Shares and the exchange of the outstanding convertible debentures of Tiger (the "Tiger Debentures") on the basis of, at the election of the holder thereof, (i) cash consideration equal to the aggregate of the principal amount thereof and accrued and unpaid interest thereon, (ii) 870 Pan Orient Shares for each $1000 in principal and the balance of all future interest payable on such principal amount of Tiger Debentures, or any combination of (i) and (ii).

The Offer is more fully described in the Offer to Purchase by Pan Orient dated August 26, 2005 (the "Offering Circular") and the Directors' Circular of Tiger dated September 9th, 2005 (the "Directors' Circular") to be mailed to holders of Tiger Shares and Tiger Debentures (collectively, the "Securityholders").

The Offer is subject to a number of conditions which must be satisfied or waived, and shareholder, regulatory and court approvals which must be obtained, in order for it to become effective, pursuant to the Acquisition Agreement or otherwise imposed under applicable securities regulation or by applicable securities regulatory authorities, including without limitation that the Offer is conditional upon there being validly deposited at least 66 2/3% of the Tiger Shares.

To assist the Board of Directors of Tiger (the "Board") in considering the terms and conditions of the Offer, and in making its recommendations in respect thereof, the Board has engaged Orion to provide it with financial advice and our opinion (the "Opinion") as to whether the consideration to be received by Tiger Securityholders under the Offer is fair, from a financial point of view, to the Securityholders.

ENGAGEMENT OF ORION

Orion was engaged by Tiger pursuant to an engagement agreement dated April 27, 2005 (the "Engagement Agreement") to act as a financial advisor to the Board in respect of reviewing, and advising on, the Offer. The scope of Orion's engagement includes, providing financial advice to the Board in respect of the Offer, communicating to the Board the results of any analysis and review conducted by Orion and preparing this Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare, and have not prepared, a formal valuation or appraisal of Pan Orient, Tiger, the Pan Orient Shares, or the Tiger Shares, or any of the assets or liabilities of any of the parties to the Offer, or to express an opinion with respect to the form of the Offer itself and this Opinion should not be construed as such. However, Orion has performed financial analysis, which it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Opinion.

The Engagement Agreement provides for Orion to receive from Tiger, for the services provided a fee payable upon the provision of the Opinion, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by Orion in connection with the Engagement Agreement is not material to Orion and is not contingent on the outcome of the Offer. Tiger has agreed to indemnify Orion and its personnel from and against certain liabilities arising out of the performance of professional services rendered to Tiger by Orion under the Engagement Agreement.

This Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary duties in connection with the Offer and Orion has received no instructions from Tiger in the preparation of this Opinion.

QUALIFICATIONS OF ORION

Orion is an independent Canadian full-service, investment banking firm focused on providing advisory and capital market related services to companies in technology and resource-related industries. Orion is a member of the Investment Dealers Association of Canada and a member of the Toronto Stock Exchange and the TSX Venture Exchange. Orion's services include investment research, trading and distribution of equity securities along with corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions.

The opinion expressed herein is Orion's and has been approved by senior investment banking professionals of Orion, who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded Canadian issuers and in providing fairness opinions in respect of such transactions.

RELATIONSHIP WITH INTERESTED PARTIES

Neither Orion nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Tiger, Pan Orient, or any of their respective associates or affiliates (collectively, the "Interested Parties").

Orion acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Tiger, Pan Orient and/or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, Orion conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, Tiger, Pan Orient, or other Interested Parties. Orion has previously provided investment banking services to Tiger and Pan Orient.

There are no understandings, agreements or commitments between Orion and Tiger and Pan Orient with respect to any future business dealings. Orion may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Tiger, Pan Orient or any other Interested Party.

SCOPE OF REVIEW CONDUCTED BY ORION

For the purpose of preparing this Opinion, we have recently analyzed publicly available and confidential financial, operational and other information relating to Tiger and Pan Orient including information derived from discussions with the management of Tiger. Orion has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and in formulating our Opinion, we have reviewed and relied upon, among other things:

In the case of Tiger:

i. the Acquisition Agreement;

ii. drafts of the Directors' Circular up to September 7, 2005;

iii. the audited financial statements of Tiger as at and for the years ended December 31, 2003 and December 31, 2004;

iv. provisions governing the Tiger Debentures;

v. the 2003 Annual Report of Tiger;

vi. the Annual Information Form of Tiger for the year ended December 31, 2003;

vii. all press releases issued by Tiger since January 1, 2003;

viii. the interim unaudited financial statements of Tiger as at and for the fiscal quarters ended March 31, 2005, and June 30, 2005 and September 30, 2004;

ix. the evaluation of Tiger's reserves effective December 31, 2004 prepared by Gaffney, Cline & Associates (Consultants) Pte Ltd ("GCA"), independent engineering consultants, (the "GCA Report");

x. the Proxy Statement and Management Information Circular dated July 30, 2004 relating to the annual meeting of Tiger Shareholders held on August 30, 2004;

xi. schedule of issued and outstanding shares of Tiger, including a schedule of stock options outstanding;

xii. schedule of issued and outstanding Tiger Debentures;

xiii. other public information relating to the business, operations, financial performance and stock trading history of Tiger; and

xiv. certain other confidential financial, operation, legal, corporate, environmental and other information prepared by Tiger management.

In the case of Pan Orient (formerly, Welwyn Resources Ltd.):

i. the Offering Circular;

ii. the audited financial statements of Pan Orient as at and for the years ended December 31, 2004 and 2003;

iii. the Proxy Statement and Management Information Circulars dated May 30, 2005 and May 17, 2004 relating to the annual and special meetings of shareholders of Pan Orient (formerly, Welwyn Resources Ltd.) held on June 30, 2005 and June 23, 2004, respectively;

iv. the Annual Reports of Pan Orient (formerly, Welwyn Resources Ltd.) for the years ended December 31, 2004 and 2003;

v. the Annual Information Form of Pan Orient (formerly, Welwyn Resources Ltd.) for the year ended December 31, 2004;

vi. all press releases issued by Pan Orient (formerly, Welwyn Resources Ltd.) since January 1, 2003;

vii. the interim reports and the unaudited financial statements of Pan Orient as at and for the periods ended June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005;

viii. other publicly available information relating to the business, operations, financial performance and stock trading history of Pan Orient; and

ix. certain statements, schedules, reserve reports, due diligence responses and documents provided by senior management of Pan Orient.

In addition to the information detailed above, Orion has further reviewed, considered and relied upon, among other things, the following:

i. certain publicly available information pertaining to current and expected future oil and natural gas prices and other economic factors;

ii. publicly available information and certain confidential information possessed by Orion with respect to recent transactions involving the sale of oil and gas companies and properties of a comparable nature and considered to be relevant by Orion in the circumstances;

iii. publicly available information and certain confidential information possessed by Orion with respect to comparable metrics for publicly traded oil and gas companies and oil and gas royalty trusts; and

iv. other publicly available information and documents filed by, or on behalf of, Tiger and Pan Orient in compliance with or intended compliance with applicable securities laws.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. We were granted access by Tiger and Pan Orient to their respective management groups and, to our knowledge, we were not denied any information we requested.

KEY ASSUMPTIONS AND LIMITATIONS

Orion has relied upon, but in accordance with the terms of our engagement, has not independently verified the accuracy or completeness of any of the materials, information, representations, reports and discussions referred to above and this Opinion is conditional upon such accuracy and completeness. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon the accuracy, completeness and fairness of all such facts and information referred to above. In addition, representatives of each of Tiger and Pan Orient have represented to us that all information provided by or on behalf of each of Tiger and Pan Orient, respectively, and in respect of the Offer is true and correct in all material respects and contains no untrue statement of a material fact concerning Tiger and Pan Orient, respectively, and the Offer and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise of Tiger and Pan Orient as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Tiger and Pan Orient. In rendering our opinion, we have assumed that there are no undisclosed material facts relating to Tiger and Pan Orient and their business, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

The Offer is subject to a number of conditions outside the control of Tiger and we have assumed all conditions precedent to the completion of the Offer can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion, Orion expresses no view as to the likelihood that the conditions respecting the Offer will be satisfied or waived or that the Offer will be completed within the time frame indicated in the Offering Circular.

We believe that the analyses and factors considered in arriving at our Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In our overall analysis, and in connection with the preparation of this Opinion, Orion made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tiger and Pan Orient. While in the opinion of Orion, the assumptions used in preparing this Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

CONCLUSION AND OPINION

Based upon and subject to the foregoing, Orion is of the opinion that, as of September 8th, 2005 the consideration to be received by holders of Tiger Shares and holders of Tiger Debentures pursuant to the Offer is fair, from a financial point of view, to the holders of Tiger Shares and holders of Tiger Debentures.

This Opinion may be relied upon by the Board for the purpose of considering the Offer and its recommendation to the Securityholders with respect to the Offer, but may not be used, nor relied upon, by any other person without our express prior written consent. We consent to the description of, and the duplication and inclusion of this Opinion, in the Directors' Circular.

Yours truly,

(signed) Orion Securities Inc.

ORION SECURITIES INC.